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SE(18001023 I

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SEC Mail Processing Received

FEB 16 2018

WASH, DC

SEC FILE NUMBER
8-68987

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Shellpoint Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 45th Street, 37th Floor
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue, 9th Floor	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

DM RHS

I, [signature], swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shellpoint Capital LLC, as of, December 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature: Kelly L. Hagstrand]
Notary Public

KELLY L. HAGSTRAND
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HA6246833
Qualified in Richmond County
Commission Expires August 15, 2019

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

SHELLPOINT CAPITAL LLC

(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)

December 31, 2017

SHELLPOINT CAPITAL LLC

TABLE OF CONTENTS

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Shellpoint Capital LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Shellpoint Capital LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year ended December 31, 2017 in accordance with accounting principles general accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary information

The information contained in Schedules I and II on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2012.

New York, New York
February 9, 2018

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Financial Condition
December 31, 2017

ASSETS		
Cash and cash equivalents	$	80,987
Due from Parent		11,932
Prepaid expenses		1,433
Total assets	$	94,352
LIABILITIES AND MEMBER'S EQUITY		
Due to Parent	$	27,512
Total liabilities		27,512
MEMBER'S EQUITY		
Member's equity		66,840
Total liabilities and member's equity	$	94,352

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Operations
Year ended December 31, 2017

REVENUE	
Advisory fees	$ 138,330
EXPENSES	
Compensation	130,596
Professional fees	50,300
Occupancy and related	34,476
Dues and licensing	3,606
General and administrative	2,215
Total expenses	221,193
Net loss	$ (82,863)

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Changes in Member's Equity
Year ended December 31, 2017

	Total Member's Equity
Balance - January 1, 2017	$ 149,703
Net loss	(82,863)
Balance - December 31, 2017	$ 66,840

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Cash Flows
Year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES :		
Net loss	$	(82,863)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in due from parent		(11,932)
Decrease in prepaid expenses		920
Increase in due to parent		13,756
Decrease in accounts payables and accrued expenses		(467)
Net cash used in operating activities		(80,586)
Net decrease in cash		(80,586)
Cash and cash equivalents, beginning of year		161,573
Cash and cash equivalents, end of year	$	80,987

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shellpoint Capital LLC (the "Company"), a Delaware limited liability company, was formed on August 17, 2011 as a wholly-owned subsidiary of Shellpoint Partners LLC ("Shellpoint" or "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company was formed to act as a placement agent and to provide financial advisory services to its Parent. The Company commenced revenue generating activities in 2015 – see Note 4.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker dealer industry. In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when purchased to be cash equivalents. As of December 31, 2017, the Company did not have any cash equivalents and its cash was held in a noninterest bearing account.

Currently, the Federal Deposit Insurance Corporation ("FDIC") provides insurance coverage for up to $250,000 per depositor, per institution. As of December 31, 2017, the cash balance was $80,987. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash.

Advisory Fees

Advisory fees are recognized in earnings when the services related to the underlying transaction are completed under the terms of the agreement and realization is reasonably assured.

Income Taxes

The Company is a limited liability company and is therefore taxed as a partnership for U.S. federal income tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes. Accordingly, no income tax liability or expense has been recorded in the financial statements of the Company.

In accordance with US GAAP, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. Management has reviewed its tax positions for 2012 through 2017 and has determined that the Company has no tax positions that require measurement or additional disclosure.

3. RECENT ACCOUNTING DEVELOPMENTS

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts included identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. Based on implementation work to date, the Company has concluded that the ASU did not have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness changes day to day, however, as of December 31, 2017, the Company had net capital of $53,475 which was $48,475 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 51.45 to 1.

5. RELATED PARTY TRANSACTIONS

During 2011, the Company entered into an Expense Sharing Agreement ("Agreement") with Shellpoint for expenses relating to office space, employee and administrative services. The expense allocation is based on estimated values of office space, goods and services to be provided by Shellpoint. On January 1, 2016, the Company and Shellpoint amended the Agreement to change the expense allocation to a fixed amount of $13,756 per month. For the year ended December 31, 2017, the expense allocation totaled $165,072. As of December 31, 2017, the Company owed Shellpoint $27,512.

For the year ended December 31, 2017, the Company earned advisory fees of $138,330 from Shellpoint. As of December 31, 2017, Shellpoint owed the Company $11,932.

6. LIQUIDITY

The Company recorded a net loss of $82,863 and had negative cash flows from operations of $80,586 for the year ended December 31, 2017. If the Company is unable to meet current obligations as they come due as a result of an inability to raise further funds, the Company could be forced to substantially reduce operations. The Company will continue to receive capital contributions as needed in accordance with a letter of support from Shellpoint. These factors mitigate the substantial doubts about the Company's ability to continue as a going concern and be compliant with the Net Capital rules.

7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred during the period from the balance sheet date through February 9, 2018, the date the Company's financial statements are available to be issued. In November 2017, Shellpoint and its members entered into a securities purchase agreement to sell 100% of the outstanding equity interests in Shellpoint to New Residential Investment Corp. The sales is expected to close in the first half of 2018, subject to receipt of regulatory approvals, certain third party consents and satisfaction of certain other closing conditions.

There were no other events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's financial statements.

SUPPLEMENTARY INFORMATION

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

NET CAPITAL - Total members' equity	$ 66,840
DEDUCTIONS AND/OR CHARGES - Nonallowable assets	
Due from Parent	(11,932)
Prepaid expenses	(1,433)
Total nonallowable assets	(13,365)
Net capital	$ 53,475
AGGREGATE INDEBTEDNESS - Accrued expenses and other liabilities	$ 27,512
MINIMUM NET CAPITAL REQUIREMENT (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 48,475
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	51.45 to 1

Reconciliation with the company's computation included in Part II of Form X-17A-5 as of December 31, 2017, filed on January 24, 2018:

Nonallowable assets as reported in the company's unaudited FOCUS Report	$ 1,433
Increase in nonallowable assets for amount Due from Parent	11,932
Nonallowable assets per above	$ 13,365
Net Capital - per unaudited FOCUS Report	$ 65,407
Increase in nonallowable assets for amount Due from Parent	(11,932)
Net Capital - per above	$ 53,475
Capital in Excess of Minimun Requirement - per unaudited FOCUS Report	$ 60,407
Increase in nonallowable assets for amount Due from Parent	(11,932)
Capital in Excess of Minimun Requirement - per above	$ 48,475
Ratio of Aggregated Indebtedness to Net Capital - per unaudited FOCUS Report	42.06 to 1
Ratio of Aggregated Indebtedness to Net Capital - per above	51.45 to 1

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of that rule.